Exhibit 99.1

NaaS Technology Inc. Announces Cancellation of Annual General Meeting Convened for January 25, 2025

BEIJING, January 23, 2025 /PRNewswire/ -- NaaS Technology Inc. (Nasdaq: NAAS) (the "Company"), one of the largest and fastest-growing electric vehicle charging service providers in China, today announced the cancellation of its previously scheduled Annual General Meeting (AGM) originally set for January 25, 2025, at Meeting Room 208, Grand Skylight Yue Hotel, Building 1, 12 Jinxing Road, National New Media Industry Base, Daxing District, Beijing, 102600, People's Republic of China. After careful consideration, the Board of Directors of the Company has deemed it advisable to cancel the AGM. The decision was made following a thorough review of the current circumstances and in the best interest of the Company and its shareholders.

Further details regarding the rescheduling or alternative actions will be communicated in due course.

About NaaS Technology Inc.

NaaS Technology Inc. is the first U.S. listed EV charging service company in China. The Company is a subsidiary of Newlinks Technology Limited, a leading energy digitalization group in China. The Company provides one-stop solutions to energy asset owners comprising charging services, energy solutions and new initiatives, supporting every stage of energy assets' lifecycle and facilitating energy transition.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "intends," "estimates" and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NaaS' goals and strategies; its co; its future business development, financial conditions and results of operations; its ability to continuously develop new technology, services and products and keep up with changes in the industries in which it operates; growth of China's EV charging industry and EV charging service industry and NaaS' future business development; demand for and market acceptance of NaaS' products and services; NaaS' ability to protect and enforce its intellectual property rights; NaaS' ability to attract and retain qualified executives and personnel; the COVID-19 pandemic and the effects of government and other measures that have been or will be taken in connection therewith; U.S.-China trade war and its effect on NaaS' operation, fluctuations of the RMB exchange rate, and NaaS' ability to obtain adequate financing for its planned capital expenditure requirements; NaaS' relationships with end-users, customers, suppliers and other business partners; competition in the industry; relevant government policies and regulations related to the industry; and fluctuations in general economic and business conditions in China and globally. Further information regarding these and other risks is included in NaaS' filings with the SEC.

For investor and media inquiries, please contact:

Investor Relations

NaaS Technology Inc.

E-mail: ir@enaas.com

Media inquiries:

E-mail: pr@enaas.com